Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Calix, Inc.:

We consent to the use of our report dated February 21, 2020 with respect to the consolidated balance sheets of Calix, Inc. and subsidiaries as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019 incorporated herein by reference.

Our report refers to a change in method of accounting for leases as of January 1, 2019 due to the adoption of Financial Accounting Standards Board (FASB) Accounting Standards Codification No. 842, Leases.

/s/ KPMG LLP

San Francisco, California

July 24, 2020